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                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549


                                SCHEDULE 13G


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             (AMENDMENT NO. 4)

                          CDW COMPUTER CENTERS, INC.
                               (Name of Issuer)

                            --------------------

                                 COMMON STOCK
                       (Title of Class of Securities)

                                125129 10 6
                               (CUSIP Number)

                            --------------------

                             ALAN B. PATZIK, ESQ.
                    SAITLIN, PATZIK, FRANK & SAMOTNY LTD.
                      150 SOUTH WACKER DRIVE, SUITE 900
                           CHICAGO, ILLINOIS 60606
                                (312) 551-8300

                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                               ---------------

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





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CUSIP NO. 125129  10 6              13 G                 PAGE  2  OF  5   PAGES

-------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   GREGORY C. ZEMAN           ###-##-####
-------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                           (a) / /
   NOT APPLICABLE                                          (b) / /
-------------------------------------------------------------------------------
3  SEC USE ONLY


-------------------------------------------------------------------------------
4  CITIZENSHIP OR PLACE OF ORGANIZATION

   U.S.A.
-------------------------------------------------------------------------------
                5  SOLE VOTING POWER

                   2,433,199
  NUMBER OF     ---------------------------------------------------------------
   SHARES       6  SHARED VOTING POWER
BENEFICIALLY
  OWNED BY         0
    EACH        ---------------------------------------------------------------
  REPORTING     7  SOLE DISPOSITIVE POWER
   PERSON
    WITH           2,433,199
                ---------------------------------------------------------------
                8  SHARED DISPOSITIVE POWER

                   0
-------------------------------------------------------------------------------
9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   2,433,199
-------------------------------------------------------------------------------
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

   NOT APPLICABLE                                                        / /
-------------------------------------------------------------------------------
11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

   11.3%
-------------------------------------------------------------------------------
12 TYPE OF REPORTING PERSON*

   IN
-------------------------------------------------------------------------------


                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
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CUSIP NO. 125129 10 6                13 G               PAGE 3 OF 5 PAGES



Item 1(a) Name of Issuer:

          CDW Computer Centers, Inc.

Item 1(b) Address of Issuer's Principal Executive Offices:

          1020 East Lake Cook Road, Buffalo Grove, Illinois 60089

Item 2(a) Name of Person Filing:

          Gregory C. Zeman

Item 2(b) Address of Principal Business Office or, if none, Residence:

          1020 East Lake Cook Road, Buffalo Grove, Illinois 60089

Item 2(c) Citizenship:

          USA

Item 2(d) Title of Class of Securities:

          Common Shares

Item 2(e) CUSIP Number:

          125129 10 6

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

          NOT APPLICABLE

Item 4:   Ownership:

          (a) Amount Beneficially Owned as of February 28, 1997 reflects non-forfeitable options to purchase 2,433,199 shares pursuant to the terms of the MPK Stock Option Plan. The options have an exercise price of $.017 per share and become exercisable at the rate of 390,087 upon December 31, 1997 and then 471,488 per year on each December 31, thereafter until all options are exercisable. In the event that Mr. Zeman shall cease to be employed by the Issuer for any reason, all unexercised options shall become immediately exercisable.

          (b)  Percent of Class:  11.3%

               (i)   sole power to vote or to direct the vote

                     2,433,199

               (ii)  shared power to vote or to direct the vote

                     0

               (iii) sole power to dispose or direct the disposition of

                     2,433,199


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CUSIP NO. 125129 10 6                 13 G                   PAGE 4 OF 5 PAGES


                 (iv)   shared power to dispose or to direct the disposition of

                        0

Item 5.   Ownership of Five Percent or Less of a Class:

          NOT APPLICABLE

Item 6.   Ownership of More than Five Percent on Behalf of Another Person:

          NOT APPLICABLE

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

          NOT APPLICABLE

Item 8.   Identification and Classification of Members of the Group:

          NOT APPLICABLE

Item 9.   Notice of Dissolution of Group:

          NOT APPLICABLE

Item 10.  Certification:

          NOT APPLICABLE


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CUSIP NO. 125129 10 6                 13 G                   PAGE 5 OF 5 PAGES


                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       February 28, 1997
                                       ----------------------------------------
                                       Date



                                       /s/ Gregory C. Zeman
                                       ----------------------------------------
                                       Signature



                                       Gregory C. Zeman, President and Director
                                       ----------------------------------------
                                       Name/Title